UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      September 30, 2005

Mr. William W. Davis
Executive Vice President and Chief Financial Officer
Crosstex Energy, L.P.
2501 Cedar Springs
Suite 100
Dallas, Texas 75201


      Re:	Crosstex Energy, L.P.
		Registration Statement on Form S-3
      Filed September 13, 2005
		File No. 333-128282

Dear Mr. Davis:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Selling Unitholders, page 53
1. Expand the Selling Unitholders table to include the natural persons
with power to vote or to dispose of the securities offered for resale
by the entities that are listed as selling unitholders.  If more than
one holder is listed as beneficial owner for the same securities, include explanatory text or footnotes. See Interpretation 4S of the
Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.
2. Identify as underwriters all selling unitholders who are
registered
broker-dealers, unless any such registered broker-dealers received the
shares as compensation for investment banking services.  Identify as
underwriters all affiliates of registered broker-dealers that are listed as selling unitholders unless you can confirm to us that
(1)
each purchased its securities in the ordinary course of business and
(2) at the time of purchase, there were no agreements or understandings, directly or indirectly, with any party to distribute the securities.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      If you have any questions, please contact Carmen Moncada-
Terry
at (202) 551-3687 or, in her absence, the undersigned at (202)
551-
3740.


      	Sincerely,


      					H. Roger Schwall
      Assistant Director




cc: 	D. Rayburn
      C. Moncada-Terry







1933 Act Registration Statement
Legal Examination & Review Report

Registrant		:	Crosstex Energy, L.P.
File Number		:	333-128282
Form			:	S-3
Date Filed		:	September 13, 2005

Examiner		:	C. Moncada-Terry
Date Completed	:	September 21, 2005

Accountant		:
Status of Accounting  :

Legal Reviewer	:	H. Roger Schwall
Date Completed	:	September 30, 2005

Other Reviewers	:
Status			:

____________________________________________________

Examiner`s Remarks

Concise Transaction Summary:

The registrant has filed this registration statement to enable selling unitholders to sell securities issuable upon the conversion of senior subordinate units acquired in a private placement. Upon conversion, the securities will represent limited partner interests in the registrant.

Significant / Unusual Issues: (note whether each issue is addressed by proposed comments)

We are monitoring for compliance with Item 507 of Regulation S-K.

We confirmed with the group`s Special Counsel that there is no pending
CTR.

Preliminary steps
Do these within a week of receiving assignment:

(X) Advised counsel of review

Date: September 21, 2005
Name: Douglass M. Rayburn; Baker Botts LLP
Phone: 214-953-6500
Fax: 214-953-6503

Read Cover Letter: Yes (  ) No (  ) NA (X)
(usually filed as correspondence on EDGAR - "corr")

(X)   Checked for Rule 473 delaying amendment
        If omitted, follow Ch. 2-7 of Enforcement Liaison
Reference
Manual


Made referrals
(  )   if prepackaged bankruptcy, referred to OGC
(  )   if oil and gas or mining reserves, referred to AD4
engineers
(  )   support offices - OCC, OM&A, OICF, OCA
       Note: all 13e-3 and tender offers, and some Exxon Capital
exchange
       offers and other debts and equity exchange offers, go to
OM&A
(fill out M&A referral form).
(  )   other divisions - Enforcement, Market Reg, IM, OGC
(  )   other government agencies (FDA, state agencies, etc.)

Identify office/division/agency/individual, and reason for referral:

Pre-Examination Steps
Do these prior to and while reading the filing:

Company Background Check
Review EDGAR / ADHOC for company filing and reporting history

(X)   correct form type reflected in system
(X)   all co-registrants properly identified
(X)   filings are timely and not delinquent
(  )   accelerated filer (Release 33-8128, as amended)
(  )   Checked AD files
(  )   recent unusual or noteworthy filings
	Comments:
(  )   there is a pending or open review with outstanding comments
	Comments:

Date and reason for last full review of company (financial or otherwise):

Exchange Act Reporting Status:
(  ) New registrant
( ) Registered under Section 12 of the 34 Act (required reporting)
( ) Reporting pursuant to Section 15 of the 34 Act (voluntary reporting)

Confidential Treatment Request
Staff Legal Bulletin 1 and its update, SLB 1A
(  )  Yes    (  ) No    (  ) expected to be filed

NRSI Check
See CF Intranet, Resources, Reference Materials, Enforcement
Liaison
Reference Manual, Exhibits 4.1 (intended processing memo) and 4.2
(Tandy comment)
(  )   check registrant, promoters, underwriters, O&D, selling
shareholders, counsel

Open Investigation:  	(  ) Yes      (  ) No
If Yes:  	(  ) recently closed	(  ) still active
If Active:	(  )   prepared intended processing memo, if appropriate
(  )   Tandy comment necessary. See Exhibit 4.2 to the above
Manual
      why or why not?

News Search
Factiva/Dow Jones Interactive: http://global.factiva.com or other comparable database
(  )   Consistent with background info on company and filing
(  )   Considered recent material developments (e.g. mergers,
acquisitions, stock issuances, changes
        in management, etc.)

Registrant`s Website
(  )   reviewed registrant`s website (include address):
(  )   hyperlinks to other websites. Release 33-7856
(  )   possible gun jumping issue or Section 5 violation? Release
33-
5180
(  )   website address disclosed in filing. Item 101(e)(2) of Reg.
S-K
and 101(c)(3) of S-B
(  )   checked promoters on Lexis to determine whether there is
common
involvement with similar
       deals (only if SB-filer or small business registrant) Registrant website comments:

Examination Steps
Do before, during and after reading the filing:

Determine Type of Offering (check all that apply)

(  )   Cash (equity or debt) by registrant
(  )   Resale (equity or debt) by shareholders. CF Staff Memo 2-99
       (  ) Resale - convertible stock (toxic)
       (  ) Resale - shares underlying equity line
(  )   Merger. Rule 145
(  )   Unallocated shelf offering. CF Staff Memo 11b-96
(  )   Exchange Offer
       (  ) Exxon Capital exchange offer
* Refer to no-action letters: Exxon Capital, Shearman & Sterling,
Brown &Wood
(  )   Continuous or Delayed offering. Rule 415
(  )   Spin-off. Staff Legal Bulletin 4
(  )   Going private. Rule 13e-3
(  )   Blank check company offering. Rule 419
(  )   Tender offer. Rule 13e-4, 14d-1
(  )   LLC, limited partnership, REIT or Equipment Leasing Company
Offering
       Release 33-6900, 33-6922 and Real Estate Industry Guide 5
(  )   Roll-up. Series 900 of Reg. S-K
(  )   Post-effective amendment. Rule 10(a)(3)



Initial Public Offering (IPO): Yes (  ) No (  )

Specify type of IPO:
(  ) common stock
(  ) selling shareholder
(  ) exxon capital transaction
(  ) spin-off
(  ) limited partnership
(  ) other, specify: ____________

Identify type of underwriting:
(  )   firm commitment
(  )   best-efforts: structured as (  ) "all or nothing" or (  )
"min/max"
(  )   self-underwritten. See Rule 3a4-1

Use of proceeds:

(  )   NASD underwriter compensation approval needed (yes if
registered b/ds in syndicate)
        NASD rule of conduct 2710 - http://cchwallstreet.com/nasd
(  )   Determination of Offering Price disclosure included? Item
505
        (if no trading market or if material difference between offering price and market price)
(  )   Dilution disclosure adequate? Item 506
        (if disparity between IPO price and cash cost to insiders)

Resale Registration Statement: Yes (  ) No (  )
CF Staff Memo 2-99

(  )   PIPE (private investment public equity) transaction
       Phone interp. #3S, 3/99 Supplement
(  )   Equity Line financing arrangement.  Current Issues Outline,
March 31, 2001 update
        (  )   Checked to ensure equity line agreement does not
leave
room for investor discretion and
                does not contain impermissible conditions to
closing
        (  )   Checked for proper disclosure as to underwriter
status
* selling shareholders "may be" deemed to be underwriters, or
"are"
underwriters (if registered broker/dealer who did not receive transaction-based compensation).
(  )   No market for securities. CF Memo 3-02

Business Combination Transaction: Yes (  ) No (  )

(  )   Reviewed Rule 425 prospectuses for content and compliance
with
rule
(  )   Fairness opinion and tax and legal opinions adequate? CF
Staff
Memo 16-96
* Understandable, readable and consistent with transaction
* Does not attempt to limit investor reliance on opinion
(  )   Proper incorporation by reference
* General Instruction B. & Items 11, 13 & 14 of Form S-4
* Identify level of disclosure and incorporation by reference used by
registrant and, if applicable, company being acquired (e.g., registrant using S-2 level disclosure; 10-K being delivered; 10-K incorporated by reference, etc.)
(  )   Formula pricing. CF Staff Memo 2-97
* Adequate description of formula? Yes (  ) No (  ) NA (  )
(  )   Affiliate shares received in transaction being registered
for
resale?
* If so, must be in fee table
(  )   Rule 415 undertaking included
* Item 512(a) of Reg. S-K, and see Section II.F of Release 33-6578

Business
Items 101, 102, 103, and 201
(  )   segment information. Item 101(c)(i) thru (c)(x)
(  )   properties. Item 102
(  )   legal proceedings (if > 10% of assets). Item 103
(  )   market/stock price information
(  )   company does business with countries of particular concern.
       CF Memos 5-01 and 3-02.

Industry specific requirements
Industry Guides 2 - 7 consulted?
(  )  Yes    (  ) No    (  ) NA

Examples: oil and gas, bank holding company, real estate limited partnerships, property-casualty underwriting or mining operations. Refer to Sections 801 and 802 of Regulation S-K

Management`s Discussion and Analysis
Items 303 and 305
(  )   relevant fiscal years and interim period disclosure
(  )   segment information
(  )   environmental disclosures
(  )   market risk and derivative disclosures. Item 305
(  )   discussion of off-balance sheet arrangements and
contractual
obligations
Release No. 33-8182 -- http://www.sec.gov/rules/final/33-8182.htm
(  )   critical accounting policies disclosure considered
(  )   compliance with conditions for use of non-GAAP financial
measures
      Release No. 33-8176; Reg. G; Item 10(e) of Reg. S-K; Item
10(h)
of Reg. S-B
(  )  MD&A Interpretive Release (December 2003) considered
	Release No. 34-48960 - <http://www.sec.gov/rules/interp/33-
8350.htm>
(  )  MD&A Interpretive Release (2002) considered
	Release No. 33-8056 -- <http://www.sec.gov/rules/other/33-
8056.htm>
(  )   MD&A Interpretive Release (1987) considered
      Release No. 34-6835 - <http://www.sec.gov/rules/interp/33-
6835.htm>

MD&A Comments:

Management Disclosure
Item 401
(  )   checked for management identification, 5-year business
experience, and other directorships

Executive Compensation (Release 33-7009)
Item 402
(  )   registration statements. Items 402(a)-(h)&(j) only
(  )   annual meeting proxies. Items 402(i),(k) and (l)
* See Instruction #8 to Item 402(a)(3) of Regulation S-K
(  )    all parties included? Item 402(a)
(  )    summary compensation table (last 3 fiscal yrs, but IPO
generally just 1 yr)
* Item 402(b) and Instruction to Item 402(b)
(  )    options granted table (last fiscal year only). Item 402(c)
(  )    options exercised and year-end value table (except for S-B filers). Item 402(d)

Related Party Transactions
Item 404
(  )   transactions with management (over $60k)
(  )   certain business relationships over past year
(  )   management indebtedness (over $60k)
(  )   agreements filed as exhibits. Item 601(b)(10)

Security ownership
Item 403
(  )   management and directors
(  )   5% beneficial owners / principal shareholders
(  )   includes shares to be received in 60 days.  Rule 13d-3

Selling Securityholders
Item 507
(X)   Discussion of how securities acquired by selling
shareholders
()   If nonpublic entity, identification of the natural persons with
voting or investment control
* Interp. I.60 of Telephone Interp. Manual (July 1997) and
Interp.4S
of Reg. S-K section of 3/99 Supp. to Manual
The filing does not identify such person.
(  )   Assessed whether any are registered broker-dealers or
affiliates of broker-dealers
The filing does not indicate whether the identified selling shareholders are broker-dealers or affiliates of broker-dealers. Selling shareholders identified for all shares offered for resale?
	Yes (X) No (  ) NA (  )
(compare to fee table and cover page)
If No, determine whether:
1. registrant discloses percentage shareholders not identified:
	Yes (
) No (  )
2. registrant discloses in document that they will update table by post-effective amendment (PE) to identify holders
	Yes (  ) No (  )

Plan of distribution
Items 505 and 508
(  )   electronic distribution described. CF Memo 4-99
(  )   new underwriter. Item 508
(  )   escrow provisions. Rule 15c2-4
(  )   directed share offering described. CF Memo 3-00
(  )   syndicate short sales described
(  )   qualified independent underwriter
* NASD rule of conduct 2720(b)(15) -
http://cchwallstreet.com/nasd.
(  )   Regulation M issues considered. Refer to FAQs in Division
of
Market Regulation SLB #9
(  )   If "self-underwritten" or insiders are conducting sales,
consider whether insiders need to be
registered as a broker-dealer.
* Refer to the Rule 3a4-1 safe harbor provision in the Exchange
Act of
1934

Description of securities
Item 202
Yes (  ) No (  ) Convertible securities
Yes (  ) No (  ) Debt securities
* If debt securities, consider the following:
__	indexed or equity linked. CF Staff Memo 7-96
__	protective covenants
__	event risk. CF Staff Memo 1-89
__	Trust Indenture Act issues

(  )   Information re: interests of counsel and experts
       Item 509

(  )   Proper consents
       CF Staff Memo 1-98
* power of attorney
* legal and tax counsel
* other experts (e.g., if provided statistical information in filing)

Financial Statements and other considerations discussed with accountant
(  )   MD&A
(  )   Item 4. 8-K change in accountant
(  )   going concern opinion, with appropriate disclosure of this in
the forepart
(  )   selected financial data. Items 301 and 302 of Regulation S-
K
(  )   disclosure of non-GAAP financial information
* Item 10 of Regulation S-K and S-B, Regulation G, and Item 12 of
8-K
(  )   reviewed notes to financials
(  )   appropriate financials included -- in terms of time period, recent acquisitions, etc.
(  )   pending acquisitions referenced. Item 3-05 of Regulation S-
X

Comments:

Exhibits
Item 601
(  )   exhibits required by the Form filed and if appropriate,
discussed in filing

Legal and Tax Opinions
CF Staff Memo 1-98
(  )   All types and classes of securities specifically identified in
legal opinion
(  )   No inappropriate assumptions or qualifications
(  )   Reflects state of incorporation law, and/or state law that controls indenture contract
(  )   If short-form tax opinion Section V.I.8 of CF Memo 1-98 has been considered

Indemnification provisions
Item 702
Note:  typically not required in Part I, unnecessary unless
registrant
will not request acceleration
(  )   Not disclosed in prospectus, but instead appears as Item
512(h)
undertaking

Recent sales of unregistered securities
Item 701
Note: Also found in periodic reports: Item 2(c) of Forms 10-Q and
10-
QSB and Item 5(a) of Forms 10-K and 10-KSB; and (new) Item 3.02 of
Form 8-K
(  )   Description and factual basis for exemption discussed
(  )   Integration issues presented by recent or concurrent
private
offerings
* Rule 152, Black Box and Squadron Elenoff no-action letters,
Release
33-4434
(  )   Reliance on Rule 155 for private to public integration safe harbor

Undertakings
Item 512
(  )   All required undertakings provided, and in proper form
(  )   Delayed or continuous offering (Rule 415). 512(a)
undertaking
required
(  )   Form S-4. Item 22(b) and (c) of Form S-4 undertakings
required

Signatures
Rule 601 - powers of attorney
(  )   registrant, CFO, CEO, and majority of board of directors
(  )   controller or principal accounting officer
(  )   authorized representative (if foreign filer)

Re-Check NRSI
Yes (  ) No (  ) NA (  )

Reviewer`s Observations and Comments



Mr. William W. Davis
Crosstex Energy, L.P.
September 30, 2005
Page 2